SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 100-792 Korea

March 11, 2015

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Kwang-Goo Lee President and CEO Woori Bank 51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

Description

1. Date and Time	March 27, 2015; 9 A.M., Seoul time.

2. Venue	5th floor / Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1)      Approval of financial statements for the fiscal year 2014

2)      Appointment of directors (2 directors)

 2-1  Standing Director Candidate : Soo-Kyung Chung

 2-2  Non-Standing Director Candidate : Joon-Ki Kim

3)      Appointment of outside directors (6 outside directors)

 3-1  Outside Director Candidate : Il-Hwa Hong

 3-2  Outside Director Candidate : Hesuk Chun

 3-3  Outside Director Candidate : Han-Gi Jung

 3-4  Outside Director Candidate : Sang-Keun Oh

 3-5  Outside Director Candidate : Kang-Shik Choi

 3-6  Outside Director Candidate : Sungsoo Koh

4)      Appointment of candidates for the members of the Audit Committee (4 members)

 4-1  Audit Committee Member Candidates who serve as outside directors :

Hesuk Chun, Kang-Shik Choi, Sungsoo Koh

 4-2  Audit Committee Member Candidate who serves as standing director :

Soo-Kyung Chung

5)      Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1.	Approval of financial statements for the fiscal year 2014

Please refer to appendix A.

2.	Appointment of directors

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term

Soo-Kyung Chung (Oct. 25, 1958)	- Current) Standing Director, Woori Bank - Attorney, Law Firm Ja-Woo	Audit Committee Member Candidate Recommendation Committee	None	None	Dec. 30, 2016

Joon-Ki Kim (Jan. 7, 1962)	- Current) Director, HR & Administration Department, Korea Deposit Insurance Corporation - Director, Savings Bank Resolution Department, Korea Deposit Insurance Corporation	Board of Directors	Employee	None	2 years

3.	Appointment of outside directors

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term

II-Hwa Hong (Feb. 24, 1947)	- Current) Standing Advisor, Women & People News - Head, 21st Century Unification Volunteer Corps	Outside Directors Recommendation Committee	None	None	2 years

Hesuk Chun (Dec. 28, 1955)	- Current) Professor, Economics, Cheongju University - Merrill Lynch (U.S.)	Outside Directors Recommendation Committee	None	None	2 years

Han-Gi Jung (Mar. 22, 1956)	- Current) Visiting Professor, Liberal Arts, Hoseo University - President & CEO, Eugene Asset Management	Outside Directors Recommendation Committee	None	None	2 years

Sang-Keun Oh (Apr. 27, 1956)	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association	Outside Directors Recommendation Committee	None	None	1 year

Kang-Shik Choi (Aug. 2, 1960)	- Current) Professor, School of Economics, Yonsei University - Director, The Korean Economic Association	Outside Directors Recommendation Committee	None	None	1 year

Sungsoo Koh (Aug. 15, 1963)	- Current) Professor & Director, Graduate School of Real Estate Studies, Konkuk University - Researcher, Korea Institute of Finance	Outside Directors Recommendation Committee	None	None	2 years

In accordance with Article 18 of the Corporate Governance Code, information regarding the outside director candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

4.	Appointment of candidates for the members of the Audit Committee

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term

Hesuk Chun (Dec. 28, 1955)	- Current) Professor, Economics, Cheongju University - Merrill Lynch (U.S.)	Audit Committee Member Candidate Recommendation Committee	None	None	2 years

Kang-Shik Choi (Aug. 2, 1960)	- Current) Professor, School of Economics, Yonsei University - Director, The Korean Economic Association	Audit Committee Member Candidate Recommendation Committee	None	None	1 year

Sungsoo Koh (Aug. 15, 1963)	- Current) Professor & Director, Graduate School of Real Estate Studies, Konkuk University - Researcher, Korea Institute of Finance	Audit Committee Member Candidate Recommendation Committee	None	None	2 years

Soo-Kyung Chung (Oct. 25, 1958)	- Current) Standing Director, Woori Bank - Attorney, Law Firm Ja-Woo	Audit Committee Member Candidate Recommendation Committee	None	None	Dec. 30, 2016

5.	Approval of directors’ compensation limit

Item	2014	2015
Compensation Limit	3 billion won	3 billion won

Allocation within the total compensation limit delegated to the board of directors

Appendix A. Financial Statements for FY2014

For further information, please refer to the Audit Reports which were furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports can be downloaded from the website of the U.S. Securities and Exchange Commission at www.sec.gov.

WOORI BANK CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,962,861	5,477,649
Financial assets at fair value through profit or loss	4,554,180	4,806,197
Available-for-sale financial assets	18,810,845	17,085,448
Held-to-maturity financial assets	13,044,448	12,038,820
Loans and receivables	223,370,135	211,912,373
Investments in joint ventures and associates	648,436	617,570
Investment properties	357,550	340,620
Premises and equipment	2,501,102	2,536,441
Intangible assets and goodwill	295,728	268,926
Assets held for sale	8,013	587
Current tax assets	4,845	143,101
Deferred tax assets	257,858	155,256
Derivative assets	196,061	131,410
Other assets	145,157	178,886
Disposal group held for sale	—	34,684,805
Disposal group held for distribution to owners	—	50,312,293

Total assets	270,157,219	340,690,382

LIABILITIES
Financial liabilities at fair value through profit or loss	2,675,354	2,507,248
Deposits due to customers	188,516,465	175,323,644
Borrowings	17,707,595	18,231,511
Debentures	24,795,904	21,677,674
Provisions	692,009	684,799
Net defined benefit liability	75,591	71,602
Current tax liabilities	298,762	9,980
Deferred tax liabilities	21,757	49,105
Derivative liabilities	—	1,785
Other financial liabilities	16,889,687	19,914,947
Other liabilities	390,670	411,278
Liabilities directly associated with disposal group held for sale	—	32,047,626
Liabilities directly associated with disposal group held for distribution to owners	—	46,882,414

Total liabilities	252,063,794	317,813,613

(Continued)

WOORI BANK CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013 (CONTINUED)

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
EQUITY
Owners’ equity:	17,983,501	17,847,633
Capital stock	3,381,392	4,030,077
Hybrid securities	2,538,823	498,407
Capital surplus	291,066	176,502
Other equity	(2,393,138)	(35,367)
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2014 and December 31, 2013 is 1,800,387 million Won and 1,685,623 million Won, respectively
Unreserved regulatory reserve for credit loss as of December 31, 2014 and December 31, 2013 is nil
Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2014 and December 31, 2013 is (-)44,245 million Won and 114,764 million Won, respectively
Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2014 and December 31, 2013 is (-)44,245 million Won and 114,764 million Won, respectively)	14,165,358	13,112,690
Equity directly associated with disposal group held for sale	—	29,820
Equity directly associated with disposal group held for distribution to owners	—	35,504
Non-controlling interests	109,924	5,029,136

Total equity	18,093,425	22,876,769

Total liabilities and equity	270,157,219	340,690,382

WOORI BANK CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions, except for per share data)
Interest income	9,211,240	9,493,383
Interest expense	(4,718,222)	(5,001,361)

Net interest income	4,493,018	4,492,022

Fees and commissions income	1,598,015	1,565,224
Fees and commissions expense	(681,000)	(638,723)

Net fees and commissions income	917,015	926,501

Dividend income	96,812	87,641
Net gain on financial instruments at fair value through profit or loss	189,912	123,900
Net loss on available-for-sale financial assets	(68,924)	(85,242)
Impairment losses due to credit loss	(1,096,940)	(2,277,260)
General and administrative expenses	(2,958,919)	(2,902,172)
Other net operating expenses	(674,266)	(125,823)

Operating income	897,708	239,567

Share of losses of joint ventures and associates	(67,980)	(1,277)
Other net non-operating income	4,667	49,377

Non-operating income (loss)	(63,313)	48,100

Net income before income tax expense	834,395	287,667

Income tax expense	(288,195)	(35,096)

Net income from continuing operations	546,200	252,571
Net income (loss) from discontinued operations	661,769	(966,006)

Net income (loss)
(Net income after the provision(reversal) of regulatory reserve for credit loss for the years ended December 31, 2014 and 2013 are 1,252,214 million Won and (-)828,199 million Won, respectively)	1,207,969	(713,435)

Remeasurement of the net defined benefit liability	(51,650)	9,217

Items that will not be reclassified to profit or loss	(51,650)	9,217

Loss on available-for-sale financial assets	(75,586)	(50,953)
Share of other comprehensive loss of joint ventures and associates	(1,604)	(6,375)
Gain (loss) on foreign currency translation of foreign operations	48,393	(59,824)
Loss on valuation of cash flow hedge	(27,150)	(2,412)

Items that may be reclassified to profit or loss	(55,947)	(119,564)

Other comprehensive loss, net of tax	(107,597)	(110,347)

Total comprehensive income (loss)	1,100,372	(823,782)

Net income attributable to:
Net income (loss) attributable to owners	1,213,980	(537,688)
Income from continuing operations	435,289	162,011
Income (loss) from discontinued operations	778,691	(699,699)

Net loss attributable to non-controlling interests	(6,011)	(175,747)
Income from continuing operations	110,911	90,560
Loss from discontinued operations	(116,922)	(266,307)

Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	1,192,191	(623,695)
Comprehensive loss attributable to non-controlling interests	(91,819)	(200,087)
Basic and diluted earnings (losses) from continuing and discontinued operations per share	1,621	(704)
Basic and diluted earnings from continuing operations per share	536	165

WOORI BANK CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076
Net loss	—	—	—	—	(537,688)	(537,688)	(175,747)	(713,435)
Dividends	—	—	—	—	(201,503)	(201,503)	(21,319)	(222,822)
Changes in equities of consolidated subsidiaries	—	—	(259)	—	—	(259)	(280)	(539)
Changes in investments in consolidated subsidiaries	—	—	2,717	—	—	2,717	81,370	84,087
Loss on valuation of available-for-sale financial assets	—	—	—	(33,782)	—	(33,782)	(17,171)	(50,953)
Changes in equity of joint ventures and associates	—	—	—	(6,375)	—	(6,375)	—	(6,375)
Foreign currency translation of foreign operations	—	—	—	(51,999)	—	(51,999)	(7,825)	(59,824)
Cash flow hedge	—	—	—	(765)	—	(765)	(1,647)	(2,412)
Remeasurement of the net defined benefit liability	—	—	—	6,915	—	6,915	2,302	9,217
Changes in other equity	—	—	—	3,852	—	3,852	1,612	5,464
Amortisation of consolidated subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(29,399)	(29,399)	(154,869)	(184,268)
Issuance of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	985,553	985,553

December 31, 2013	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769

January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,213,980	1,213,980	(6,011)	1,207,969
Dividends	—	—	—	—	—	—	(8,042)	(8,042)
Changes due to the Spin-off	(648,685)	—	(68,106)	(2,238,228)	(110,405)	(3,065,424)	(286,564)	(3,351,988)
Merger between Woori Bank and Woori Financial Holdings	—	1,880,798	178,058	(178,060)	—	1,880,796	(1,880,798)	(2)
Merger between Indonesia Woori Bank and Saudara Bank	—	—	21,724	—	—	21,724	49,134	70,858
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Issuance of capital stocks in consolidated subsidiaries	—	—	(17,110)	—	—	(17,110)	17,391	281
Acquisition of treasury stock	—	—	—	(37,580)	—	(37,580)	—	(37,580)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	(1,900,347)	(1,900,347)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	86,537	—	86,537	(97,181)	(10,644)
Changes in equity of joint ventures and associates	—	—	—	(2,974)	—	(2,974)	1,370	(1,604)
Foreign currency translation of foreign operations	—	—	—	28,856	—	28,856	19,537	48,393
Cash flow hedge	—	—	—	(18,220)	—	(18,220)	(8,851)	(27,071)
Remeasurement of the net defined benefit liability	—	—	—	(63,426)	(764)	(64,190)	(683)	(64,873)
Issuance of hybrid securities	—	159,618	—	—	—	159,618	—	159,618
Dividends to hybrid securities	—	—	—	—	(50,129)	(50,129)	(116,721)	(166,850)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)
Changes in other equity	—	—	21	—	(13)	8	976	984

December 31, 2014	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425

WOORI BANK CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions)
Cash flows from operating activities:
Net income (loss)	1,207,969	(713,435)
Adjustments:
Income tax expense	(145,981)	622,656
Interest income	(10,285,933)	(12,837,884)
Interest expense	5,207,289	6,622,744
Dividend income	(135,127)	(151,494)
Impairment losses due to credit loss	1,202,152	2,706,389
Loss on available-for-sale financial assets	93,639	95,729
Share of losses of investments in joint ventures and associates	123,038	43,488
Loss on foreign exchange translation	82,077	55,228
Loss on transaction of derivatives / valuation of derivatives	22,253	121,713
Loss on fair value hedged items	87,476	13,505
Provisions	81,073	85,732
Retirement benefits	132,768	167,910
Depreciation and amortization	247,216	300,453
Loss on disposal of investments in joint ventures and associates	1,788	4,946
Loss on disposal of premises and equipment and other assets	2,788	5,158
Impairment loss on premises and equipment and other assets	2,320	60,692
Impairment loss on assets held for sale	2,420	—
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	7,728	833,766
Loss on disposal of disposal group held for sale	46,782	—
Gain on valuation of financial instruments at fair value through profit or loss	(34,830)	(43,058)
Share of profits of investments in joint ventures and associates	(55,674)	(64,005)
Gain on foreign exchange translation	(39,485)	(50,135)
Gain on transaction of derivatives / valuation of derivatives	(85,975)	(18,801)
Gain on fair value hedged items	(23,317)	(128,361)
Reversal of provisions	(744)	(10,972)
Gain on disposal of investments in joint ventures and associates	(31,899)	(19,974)
Gain on disposal of premises and equipment and other assets	(1,134)	(13,052)
Reversal of impairment loss on premises and equipment and other assets	(533)	(3,051)
Gain on disposal of group held for sale	(159,794)	—
Gain on disposal of assets held for sale	(1,039)	—
Reversal of impairment loss on assets held for sale	(337)	—
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	(259)	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,547,502	2,413,710
Loans and receivables	(15,439,044)	(17,106,848)
Other assets	(92,867)	54,493
Deposits due to customers	14,052,504	9,705,237
Provision for guarantee and loan commitment	(106,780)	(98,270)
Net defined benefit liability	(276,638)	(158,487)
Other financial liabilities	(1,933,627)	(1,147,373)
Other liabilities	(16,183)	38,359
Cash received from (paid for) operating activities:
Interest income received	10,171,063	12,918,030
Interest expense paid	(5,210,976)	(6,974,736)
Dividends received	155,164	151,051
Income tax paid	(117,589)	(479,002)

Net cash used in operating activities	281,244	(2,997,949)

(Continued)

WOORI BANK CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013 (CONTINUED)

	2014	2013
	(Korean Won in millions)
Cash flows from investing activities:
Net cash provided by disposal of subsidiaries	1,193,584	—
Net cash provided by the merger of Saudara bank	81,100	—
Disposal of available-for-sale financial assets	26,865,684	26,449,831
Redemption of held-to-maturity financial assets	4,823,630	6,768,916
Disposal of investments in joint ventures and associates	235,778	106,438
Disposal of investment properties	—	6,583
Disposal of premises and equipment	36,364	18,478
Disposal of intangible assets	88,197	8,660
Disposal of assets held for sale	29,857	54,611
Net decrease of derivatives for risk hedge	—	14,632
Acquisition of available-for-sale financial assets	(28,527,400)	(29,152,120)
Acquisition of held-to-maturity financial assets	(5,658,655)	(4,250,044)
Acquisition of investments in joint ventures and associates	(67,431)	(144,644)
Acquisition of investment properties	(18)	(513)
Acquisition of premises and equipment	(140,639)	(159,437)
Acquisition of intangible assets	(86,910)	(107,092)
Acquisition of assets held for sale	—	(7,266)
Net increase of derivatives for risk hedge	(14,153)	—

Net cash used in investing activities	(1,141,012)	(392,967)

Cash flows from financing activities:
Net increase in borrowings	—	3,113,963
Issuance of debentures	18,229,052	10,501,447
Issuance of hybrid securities	159,618	—
Increase of paid in capital in subsidiaries	1,121	80,273
Issuance of hybrid securities in subsidiaries	—	985,553
Decrease due to the Spin-off	(792,949)	—
Net decrease in borrowings	(927,711)	—
Repayment of debentures	(15,448,663)	(10,084,216)
Dividends paid	—	(201,503)
Acquisition of treasury stock	(37,580)	—
Expenses on stock issued	(3)	—
Dividends paid on hybrid securities	(60,780)	(29,398)
Dividends paid on non-controlling interests	(8,042)	—
Dividends paid on hybrid securities of subsidiaries	(98,522)	(147,498)
Redemption of non-controlling hybrid securities	(702,995)	—
Other decrease in non-controlling interests, net	(1,119)	(38,643)

Net cash provided by financing activities	311,427	4,179,978

Net increase (decrease) in cash and cash equivalents	(548,341)	789,062

Cash and cash equivalents, beginning of the period	6,472,459	5,778,390
Effects of exchange rate changes on cash and cash equivalents	38,743	(94,993)

Cash and cash equivalents, end of the period	5,962,861	6,472,459

Cash and cash equivalents directly associated with disposal group held for sale	—	(303,202)
Cash and cash equivalents directly associated with disposal group held for distribution to owners	—	(691,608)

Cash and cash equivalents on consolidated statement of financial position	5,962,861	5,477,649

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	4,668,916	4,694,201
Financial assets at fair value through profit or loss	3,097,309	3,353,936
Available-for-sale financial assets	17,791,224	16,499,175
Held-to-maturity financial assets	12,989,894	12,016,870
Loans and receivables	210,640,380	201,836,689
Investments in subsidiaries and associates	3,619,036	2,109,453
Investment properties	350,785	333,693
Premises and equipment	2,348,450	2,353,831
Intangible assets	43,186	69,994
Assets held for sale	6,837	587
Current tax assets	1,058	134,691
Deferred tax assets	193,453	—
Derivative assets	196,061	131,410
Other assets	124,712	151,636

Total assets	256,071,301	243,686,166

LIABILITIES
Financial liabilities at fair value through profit or loss	2,670,358	2,630,421
Deposits due to customers	181,288,444	169,870,194
Borrowings	16,139,529	16,711,669
Debentures	20,998,041	16,035,967
Provisions	667,286	641,459
Net defined benefit liability	43,381	36,577
Current tax liabilities	261,228	8,552
Deferred tax liabilities	—	35,108
Derivative liabilities	—	1,785
Other financial liabilities	15,857,059	19,162,494
Other liabilities	289,570	297,895

Total liabilities	238,214,896	225,432,121

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013 (CONTINUED)

	December 31, 2014	December 31, 2013
	(Korean Won in millions)

EQUITY
Capital stock	3,381,392	2,983,452
Hybrid securities	2,538,823	2,380,797
Capital surplus	269,533	732,538
Other equity	(695,522)	143,825
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2014 and 2013 is 1,193,393 million Won and 1,297,123 million Won, respectively
Unreserved regulatory reserve for credit loss as of December 31, 2014 and 2013 is nil
Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2014 and 2013 is 189,050 million Won and (-) 103,730 million Won, respectively
Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2014 and 2013 is 189,050 million Won and (-) 103,730 million Won, respectively)	12,362,179	12,013,433

Total equity	17,856,405	18,254,045

Total liabilities and equity	256,071,301	243,686,166

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions, except for per share data)

Interest income	8,418,931	8,783,349
Interest expense	(4,328,153)	(4,592,873)

Net interest income	4,090,778	4,190,476

Fees and commissions income	927,653	935,893
Fees and commissions expense	(132,361)	(146,012)

Net fees and commissions income	795,292	789,881

Dividend income	183,452	83,202
Net gain on financial instruments at fair value through profit or loss	169,537	148,476
Net loss on available-for-sale financial assets	(92,379)	(61,525)
Impairment losses due to credit loss	(928,492)	(2,084,365)
General and administrative expenses	(2,655,157)	(2,551,622)
Other net operating expenses	(692,137)	(169,600)

Operating income	870,894	344,923

Share of losses of subsidiaries and associates	(84,042)	(6,926)
Other net non-operating income	56,127	100,553

Non-operating income (loss)	(27,915)	93,627

Net income before income tax expense	842,979	438,550

Income tax expense	(196,681)	(73,693)

Net income from continuing operations	646,298	364,857
Net income from discontinued operations	—	29,476

Net income
(Net income after the provision (reversal) of regulatory reserve for credit loss for the years ended December 31, 2014 and 2013 are 457,248 million Won and 498,063 million Won, respectively)	646,298	394,333

Remeasurement of the net defined benefit liability	(58,468)	6,671

Items that will not be reclassified to profit or loss	(58,468)	6,671
Gain on valuation of available-for-sale financial assets	55,886	15,040
Gain (loss) on foreign currency translation of foreign operations	7,469	(10,136)

Items that may be reclassified to profit or loss	63,355	4,904

Other comprehensive income, net of tax	4,887	11,575
Total comprehensive income	651,185	405,908

Net income per share (In Korean Won)

Continuing operation and discontinued operation
Basic earnings per common share	842	423
Diluted earnings per common share	842	405

Continuing operation
Basic earnings per common share	842	374
Diluted earnings per common share	842	358

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total

January 1, 2013	3,829,783	1,681,807	809,883	132,250	12,040,325	18,494,048
Net income	—	—	—	—	394,333	394,333
Dividends	—	—	—	—	(173,306)	(173,306)
Gain on valuation of available-for-sale financial assets	—	—	—	29,837	—	29,837
Foreign currency translation of foreign operations	—	—	—	(10,136)	—	(10,136)
Remeasurement of the net defined benefit liability	—	—	—	6,451	—	6,451
Dividends to hybrid securities	—	—	—	—	(136,172)	(136,172)
Issuance of hybrid securities	—	698,990	—	—	—	698,990
Credit card division spin-off	(846,331)	—	(77,345)	(14,577)	(111,747)	(1,050,000)

December 31, 2013	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045

January 1, 2014	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045
Net income	—	—	—	—	646,298	646,298
Dividends	—	—	—	—	(164,000)	(164,000)
Gain on valuation of available-for-sale financial assets	—	—	—	55,886	—	55,886
Foreign currency translation of foreign operations	—	—	—	7,469	—	7,469
Remeasurement of the net defined benefit liability	—	—	—	(56,961)	—	(56,961)
Dividends to hybrid securities	—	—	—	—	(133,551)	(133,551)
Issuance of hybrid securities	—	159,618	—	—	—	159,618
Redemption of hybrid securities	—	(499,999)	—	—	(1)	(500,000)
Merger between Woori Bank and Woori Finance Holdings	397,940	498,407	(463,005)	(845,741)	—	(412,399)

December 31, 2014	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions)
Cash flows from operating activities:
Net income	646,298	394,333
Adjustment to net income:
Income tax expense	196,681	83,104
Interest income	(8,418,931)	(9,005,359)
Interest expense	4,328,153	4,623,525
Dividend income	(219,688)	(126,549)

	(4,113,785)	(4,425,279)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	928,492	2,111,180
Loss on available-for-sale financial assets	92,379	60,498
Share of losses of investments in subsidiaries and associates	84,042	6,926
Loss on transaction of derivatives / valuation of derivatives	21,091	119,776
Loss on fair value hedged items	87,476	13,505
Provision for guarantee and loan commitment	42,622	31,555
Retirement benefits	107,088	108,612
Depreciation and amortization of premises and equipment, intangible assets and investment properties	128,732	128,376
Loss on disposal of investments in subsidiaries and associates	1,998	—
Loss on disposal of premises and equipment and other assets	921	621
Impairment loss on premises and equipment and other assets	1,268	943

	1,496,109	2,581,992

Deductions of revenues not involving cash inflows:
Gain on transaction of derivatives / valuation of derivatives	84,533	11,487
Gain on fair value hedged items	23,317	127,558
Reversal of provisions	331	100
Gain on disposal of investment in subsidiaries and associates	35,464	24,529
Gain on disposal of premises and equipment and other assets	490	8,319
Reversal of impairment loss on premises and equipment and other assets	325	46

	144,460	172,039

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 (CONTINUED)

	2014	2013
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	296,564	5,728,669
Loans and receivables	(9,794,598)	(12,586,837)
Other assets	26,972	9,113
Deposits due to customers	12,785,363	5,392,373
Provision for guarantee and loan commitment	(196,768)	(136,272)
Other financial liabilities	(3,291,990)	(688,136)
Other liabilities	(6,949)	12,665

	(181,406)	(2,268,425)

Cash received from (paid for) operating activities:
Interest income received	8,352,487	9,017,350
Interest expense paid	(4,348,573)	(4,921,949)
Dividend received	219,688	126,548
Income taxes paid	(39,065)	(299,178)

Net cash provided by operating activities	1,887,293	33,353

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	24,788,346	20,527,927
Redemption of held-to-maturity financial assets	4,548,682	5,605,298
Disposal of investments in subsidiaries and associates	70,017	72,094
Disposal of premises and equipment	761	12,542
Disposal of intangible assets	130	3,233
Disposal of assets held for sale	612	7,258
Increase of derivatives for risk hedge	8,014	2,830

	29,416,562	26,231,182

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	26,054,562	22,900,522
Acquisition of held-to-maturity financial assets	5,543,576	3,476,356
Acquisition of investments in subsidiaries and associates	83,864	171,118
Acquisition of premises and equipment	92,445	71,778
Acquisition of intangible assets	22,058	17,953
Decrease of derivatives for risk hedge	2,300	3,467
Cash out-flows from credit card division spin-off	—	375,175

	31,798,805	27,016,369

Net cash used in investing activities	(2,382,243)	(785,187)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 (CONTINUED)

	2014	2013
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	9,432,585	4,708,252
Issuance of debentures	8,236,626	6,024,668
Issuance of hybrid securities	159,619	698,990

	17,828,830	11,431,910

Cash out-flows from financing activities:
Repayment of borrowings	10,005,480	4,804,623
Repayment of debentures	6,569,526	4,929,664
Dividends paid	164,000	173,306
Redemption of hybrid securities	500,000	—
Dividends paid on hybrid securities	134,920	131,122

	17,373,926	10,038,715

Net cash provided by financing activities	454,904	1,393,195

Net increase (decrease) in cash and cash equivalents	(40,046)	641,361

Cash and cash equivalents, beginning of the period	4,694,201	4,135,353
Effects of exchange rate changes on cash and cash equivalents	14,761	(82,513)

Cash and cash equivalents, end of the period	4,668,916	4,694,201

Statements of appropriations of retained earnings (plan) are as follows

(Unit: Korean Won in millions):

	2014	2013

Unappropriated retained earnings:
Beginning of year	714	62,978
Net income	646,298	394,333
Dividend on hybrid securities	(133,551)	(136,172)

	513,461	321,139

Transfer from retained earnings:
Provision of revaluation excess	90	1,194
Regulatory reserve for credit loss	—	103,730
Additional reserve	885,440	—

	885,530	104,924

Appropriation of retained earnings:
Legal reserve	65,000	40,000
Regulatory reserve for credit loss	189,050	—
Other reserve	1,661	1,349
Cash dividend (Dividend per share (%))
(2014: Common stock 500 Won (10.0%),
2013: Common stock 275 Won (5.5%)	336,635	164,000
Merger losses	806,640	—
Additional reserve	—	220,000

	1,398,986	425,349

Unappropriated retained earnings to be carried forward to next year	5	714

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 12, 2015	By:	/s/ Seung-Gyu Kim
(Signature)

	Name:	Seung-Gyu Kim
	Title:	Executive Vice President